Term Sheet To product supplement AF dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Term Sheet No. 942AF Registration Statement No. 333-162195 Dated August 10, 2010; Rule 433
Structured Investments	Deutsche Bank $ Buffered Return Enhanced Notes Linked to the SPDR® KBW Bank ETF due February 17, 2011
General
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The notes are designed for investors who seek a return at maturity of 1.5 times the potential positive performance (if any) of the SPDR® KBW Bank ETF, up to a Maximum Return on the notes of 11.625*%.  Investors should be willing to forgo coupon and dividend payments and, if the Ending Index Fund Level is more than 10% less than the Initial Index Fund Level, be willing to lose some or all of their investment. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing February 17, 2011†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about August 13, 2010 (the “Trade Date”) and are expected to settle three business days later on or about August 18, 2010 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index Fund:	SPDR® KBW Bank ETF (the “Index Fund”) (Ticker: KBE)
Upside Leverage Factor:	1.5
Maximum Return:	11.625%. The actual Maximum Return on the notes will be determined on the Trade Date and will not be less than 11.625%.
Payment at Maturity:
If the Ending Index Fund Level is greater than the Initial Index Fund Level, you will be entitled to receive a cash Payment at Maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount multiplied by the Index Fund Return multiplied by the Upside Leverage Factor, subject to the Maximum Return, calculated as follows:

$1,000 +[$1,000 x the lesser of (i) Index Fund Return x Upside Leverage Factor and (ii) the Maximum Return]

Your investment is protected against a decline of up to 10% from the Initial Index Fund Level to the Ending Index Fund Level.  If the Ending Index Fund Level is equal to the Initial Index Fund Level or is less than the Initial Index Fund Level by not more than 10% , you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of notes.
If the Ending Index Fund Level is less than the Initial Index Fund Level by an amount greater than 10%, you will lose 1.1111% of the Face Amount of your notes for every 1% that Ending Index Fund Level is less than the Initial Index Fund Level in excess of 10%, and you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (Index Fund Return + 10%) x 1.1111]

You will lose some or all of your investment at maturity if the Ending Index Fund Level is less than the Initial Index Fund Level by an amount greater than 10%. Any Payment at Maturity is subject to the credit of the Issuer.

Buffer Amount:	10%
Downside Factor:	1.1111
Index Fund Return:	The performance of the Index from the Initial Index Fund Level to the Ending Index Fund Level, calculated as follows:
Ending Index Fund Level – Initial Index Fund Level
Initial Index Fund Level
The Index Fund Return may be positive, zero or negative.
Initial Index Fund Level:	The Fund closing level (expressed as the closing price per unit of the Fund) on the Trade Date.
Ending Index Fund Level:	The arithmetic average of the Fund closing level (expressed as the closing price per unit of the Fund) on each of the five Averaging Dates, each multiplied by the then current Share Adjustment Factor.
Averaging Dates†:	February 8, 2011, February 9, 2011, February 10, 2011, February 11, 2011 and February 14, 2011 (the “Final Valuation Date”)
Share Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the Index Fund. See “Description of Securities – Anti-dilution Adjustments for Funds” in the accompanying product supplement.
Maturity Date†:	February 17, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A0 6G 3 / US2515A06G34
†	Subject to postponement as described in the accompanying product supplement under “Postponement of Observation Date; Averaging Dates.”
*	The actual Maximum Return on the notes will be set on the Trade Date.
Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page 12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$5.00	$995.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $995.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

JPMorgan
Placement Agent
August 10, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the product supplement AF dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement AF dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200191/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the product supplement, prospectus supplement, prospectus and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical return at maturity on the notes.  The “return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 Face Amount of notes to $1,000.  The hypothetical returns set forth below assume an Initial Index Fund Level of 24.00 and a Maximum Return on the notes of 11.625%.  The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Index Fund Return, determined using the Index Fund closing levels on the specified Averaging Dates.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Hypothetical Ending Index Fund Level	Hypothetical Index Fund Return	Hypothetical Return	Payment at Maturity
43.20	80.00%	11.625%	$1,116.25
39.60	65.00%	11.625%	$1,116.25
36.00	50.00%	11.625%	$1,116.25
33.60	40.00%	11.625%	$1,116.25
28.80	20.00%	11.625%	$1,116.25
26.40	10.00%	11.625%	$1,116.25
25.86	7.75%	11.625%	$1,116.25
25.20	5.00%	7.500%	$1,075.00
24.24	1.00%	1.500%	$1,015.00
24.00	0.00%	0.000%	$1,000.00
22.80	-5.00%	0.000%	$1,000.00
21.60	-10.00%	0.000%	$1,000.00
20.40	-15.00%	-5.556%	$944.44
19.20	-20.00%	-11.111%	$888.89
16.80	-30.00%	-22.222%	$777.78
14.40	-40.00%	-33.333%	$666.67
12.00	-50.00%	-44.444%	$555.56
9.60	-60.00%	-55.556%	$444.44
7.20	-70.00%	-66.667%	$333.33
4.80	-80.00%	-77.778%	$222.22
2.40	-90.00%	-88.889%	$111.11
0.00	-100.00%	-100.000%	$0.00

The following examples illustrate how the returns set forth in the table and graph above are calculated.

Example 1: The level of the Index Fund increases from the Initial Index Fund Level of 24.00 to an Ending Index Fund Level of 25.20.  Because the Ending Index Fund Level of 25.20 is greater than the Initial Index Fund Level of 24.00 and the Index Fund Return of 5.00% multiplied by 2 does not exceed the hypothetical Maximum Return of 11.625%, the investor receives a Payment at Maturity of $1,075.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (5% x 1.5)] = $1,075.00

Example 2: The level of the Index Fund decreases from the Initial Index Fund Level of 24.00 to an Ending Index Fund Level of 21.60.  Because the Ending Index Fund Level of 21.60 is less than the Initial Index Fund Level of 24.00 by not more than the Buffer Amount of 10%, the investor will receive a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 3: The level of the Index Fund increases from the Initial Index Fund Level of 24.00 to an Ending Index Fund Level of 28.80.  Because the Index Fund Return of 20.00% multiplied by 2 exceeds the hypothetical Maximum Return of 11.625%, the investor receives a Payment at Maturity of $1,116.25 per $1,000 Face Amount of notes, the maximum payment on the notes.

Example 4: The level of the Index Fund decreases from the Initial Index Fund Level of 24.00 to an Ending Index Fund Level of 19.20.  Because the Ending Index Fund Level of 19.20 is less than the Initial Index Fund Level of 24.00 by more than the Buffer Amount of 10%, the Index Fund Return is negative and the investor will receive a Payment at Maturity of $888.89 per $1,000 Face Amount of notes calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

•
APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Fund Return by 1.5, up to the Maximum Return on the notes of 11.625%, resulting in a maximum Payment Maturity of $1,116.25 for every $1,000 Face Amount of notes.  The actual Maximum Return on the notes will be set on the Trade Date and will not be less than 11.625%.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS – Payment at Maturity of the Face Amount of the notes is protected against a negative Index Fund Return of up to 10%. If the Ending Index Fund Level is less than the Initial Index Fund Level by an amount greater than 10%, for every 1% that the Ending Index Fund Level is less than the Initial Index Fund Level in excess of 10%, you will lose an amount equal to 1.1111% of the Face Amount of your notes. Accordingly, you could lose your entire investment in the notes.

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RETURN LINKED TO THE SPDR® KBW BANK ETF — The return on the notes, which may be positive, zero or negative, is linked to the SPDR® KBW Bank ETF.  The SPDR® KBW Bank ETF is an exchange−traded fund of SPDR® Series Trust, which is a registered investment company that consists of numerous separate investment portfolios. The SPDR® KBW Bank ETF seeks to replicate as closely as possible, before expenses, the performance of the KBW Bank Index (the “Underlying Index”). The Underlying Index is a float−adjusted modified−market capitalization−weighted index that seeks to reflect the performance of publicly traded companies that operate as banks and thrifts. This is just a summary of the SPDR® KBW Bank ETF. For more information on the SPDR® KBW Bank ETF, including information concerning its composition and the underlying Index, please see the section entitled “SPDR® KBW Bank ETF” in this term sheet.

TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange, and your gain or loss on the notes should be short-term capital gain or loss. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided.  Individuals who purchase the notes should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.1111% for each 1% that the Ending Index Fund Level is less than the Initial Index Fund Level in excess of the 10% Buffer Amount.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Ending Index Fund Level is greater than the Initial Index Fund Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the Face Amount, regardless of the appreciation in the Index Fund, which may be significant.  We refer to this percentage as the Maximum Return, which will be set on the Trade Date and will not be less than 11.625%.  Accordingly, the maximum Payment at Maturity is expected to be $1,116.25 for every $1,000 Face Amount of notes.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index Fund or holders of shares of the Index Fund would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index Fund;
•	the time to maturity of the notes;
•
the dividend rate on the stocks held by the Index Fund (while not paid to holders of the securities, dividend payments on the stocks held by the Index Fund may influence the market price of the shares of the Index Fund and the market value of options on Index Fund shares and, therefore, affect the value of the securities);

•	the occurrence of certain events affecting the Index Fund that may or may not require an anti-dilution adjustment;
•	interest and yield rates in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events affecting the banking industry or markets generally; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
THE ANTI-DILUTION PROTECTION IS LIMITED – The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Index Fund. See “Description of Securities – Anti-Dilution Adjustments for Funds” in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•
THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although the Index Fund’s shares are listed for trading on the NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, SSgA Funds Management, Inc. (“SSFM”), is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that SSFM’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. The constraints could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

•
DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the component equity securities (such as mergers and spin−offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

•
THE SPDR® KBW BANK ETF IS LINKED TO THE PERFORMANCE OF THE BANKING SECTOR — All or substantially all of the equity securities held by the SPDR® KBW Bank ETF are issued by companies whose primary lines of business are directly associated with the banking sector. The performance of bank stocks may be affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge and the amount of capital they must maintain. For example, the Dodd−Frank Wall Street Reform and Consumer Protection Act was enacted on July 21, 2010 and may affect the activities and performance of companies in the banking sector.  Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of companies.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR —There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Prospective investors should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and on the Averaging Dates could adversely affect the value of the Index Fund and, as a result, could decrease the amount you may receive on the notes at maturity.

SPDR® KBW Bank ETF

We have derived all information contained in this term sheet regarding the SPDR® KBW Bank ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of, and is subject to change by, SPDR® Series Trust and SSgA Funds Management, Inc. (“SSFM”).  We make no representation or warranty as to the accuracy or completeness of such information.  The SPDR® KBW Bank ETF is an investment portfolio maintained and managed by SSFM.  SSFM is the investment adviser to the SPDR® KBW Bank ETF.  The SPDR® KBW Bank ETF is an exchange-traded fund (“ETF”) that trades on the NYSE Arca under the ticker symbol “KBE”.  The inception date of the SPDR® KBW Bank ETF is November 8, 2005.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the SPDR® KBW Bank ETF.  Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov.  For additional information regarding SPDR® Series Trust, SSFM or the SPDR® KBW Bank ETF, please see the SPDR® Series Trust’s Prospectus, dated October 31, 2009 (as supplemented on January 25, 2010).  We make no representation or warranty as to the accuracy or completeness of such information.

This term sheet relates only to the notes offered hereby and does not relate to the SPDR® KBW Bank ETF.  We have derived all disclosures contained in this term sheet regarding the SPDR® Series Trust or the SPDR® KBW Bank ETF from the publicly available documents described in the preceding paragraph. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the SPDR® Series Trust or the SPDR® KBW Bank ETF and make no representation that such publicly available documents or any other publicly available information regarding the SPDR® Series Trust or the SPDR® KBW Bank ETF is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of shares of the SPDR® KBW Bank ETF (and therefore the price of shares of the SPDR® KBW Bank ETF on the pricing date) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the SPDR® Series Trust or the SPDR® KBW Bank ETF could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes.

Investment Objective and Strategy

The SPDR® KBW Bank ETF seeks to replicate as closely as possible, before expenses, the performance of the KBW Bank Index (the “Underlying Index”).  The Underlying Index is a float-adjusted modified-market capitalization-weighted index that seeks to reflect the performance of publicly traded companies that do business as banks or thrifts.   The Underlying Index components are selected to provide representation of the industry’s sub-sectors.  For additional information about the KBW Bank Index, see “— The KBW Bank Index” below.

Replication

The SPDR® KBW Bank ETF pursues the indexing strategy of “replication” in attempting to track the total return of the KBW Bank Index.  The SPDR® KBW Bank ETF generally will invest in substantially all of the securities represented in the KBW Bank Index in approximately the same proportions as the KBW Bank Index.  Effective as of April 1, 2010, the SPDR® KBW Bank ETF will normally invest at least 80% of its total assets in the component securities of the KBW Bank Index.  The SPDR® KBW Bank ETF may also invest the remainder of its other assets in securities not included in the KBW Bank Index, futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).

Holdings Information

As of August 6, 2010, the SPDR® KBW Bank ETF included 25 companies.  The SPDR® KBW Bank ETF’s three largest holdings are Citigroup Inc., JPMorgan Chase & Co. and Bank of America Corporation.  The following table summarizes the SPDR® KBW Bank ETF’s top holdings in individual companies by weight as of such date.

Top Holdings in Individual Securities by Weight as of August 6, 2010

Name	Weight
Citigroup Inc.	9.00
JPMorgan Chase & Co.	8.67
Bank of America Corporation	8.13
Wells Fargo & Company	6.87
U.S. Bancorp	5.79
M&T Bank Corporation	4.93
Regions Financial Corporation	4.68
Huntington Bancshares Incorporated	4.61
Suntrust Banks, Inc.	4.37
Fifth Third Bancorp	4.29

Sector Breakdown of the SPDR® KBW Bank ETF as of August 6, 2010*

Sector	Net Assets
Regional Banks	44.78%
Other Diversified Financial Services	25.83%
Diversified Banks	16.40%
Asset Management & Custody Banks	7.29%
Consumer Finance	3.49%
Thrifts & Mortgage Finance	2.21%
TOTAL	100.00%
* The SPDR® KBW Bank ETF’s sector breakdown is expressed as a percentage of net assets and may change over time.

We obtained the information above from State Street Global Advisors' publicly available information.  We make no representation or warranty as to the accuracy of the information above.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by State Street Global Markets, LLC (“SSGM”).  SSGM makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes.  SSGM has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The KBW Bank Index

We have derived all information contained in this term sheet regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of, and is subject to change by, Keefe, Bruyette & Woods, Inc., which we refer to as “KBW.”  We have not independently verified such information.  We make no representation or warranty as to the accuracy or completeness of such information.  Keefe, Bruyette & Woods, Inc. has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the KBW Bank Index.

The Underlying Index is a float-adjusted modified-market capitalization-weighted index that seeks to reflect the performance of publicly traded companies that do business as banks or thrifts. The Underlying Index is comprised of common stocks of national money centers and leading regional banks or thrifts listed on the New York Stock Exchange, another U.S. national securities exchange or NASDAQ Stock Market.

The components of the KBW Bank Index are selected to provide representation of the industry’s sub-sectors.  As of August 6, 2010, the KBW Bank Index was comprised of 24 stocks. The KBW Index was created and is maintained by KBW.

You can obtain the level of the KBW Bank Index at any time from the Bloomberg Financial Markets page “BKX <Index> <GO>.”

Index Eligibility.  Membership to the KBW Bank Index is based on relevance to the banking industry and certain trading criteria including but not limited to: stock price and stock price volatility, stock price correlation to index price, average daily trading volume, optionability of stock, market capitalization, country of origin, listed exchange and perceived viability of the listed company.  Such criteria are designed so that the chosen constituents are reflective of the intended market segment and also tradable.  Specific quantitative bounds are followed for the above criteria so that the KBW Bank Index is in compliance with the relevant listing and maintenance criteria.

The top holdings of the KBW Bank Index by weight as of August 6, 2010 are included in the following table.

Top Holdings in Individual Securities by Weight as of August 6, 2010

Name	Weight
Citigroup Inc.	8.97%
JPMorgan Chase & Co.	8.74%
Bank of America Corporation	8.06%
Wells Fargo & Company	6.82%
U.S. Bancorp	5.83%
M&T Bank Corporation	4.91%
Regions Financial Corporation	4.66%
Huntington Bancshares Incorporated	4.57%
Suntrust Banks, Inc.	4.39%
Fifth Third Bancorp	4.36%

Periodic Index Component Adjustments.  In the event that there is a change in the nature of any component stock (e.g., delisting, merger, acquisition, change of principal business or otherwise) that will change the overall market character of the KBW Bank Index, KBW will remove the stock or replace it with another stock that would best represent the intended market character of the KBW Bank Index.

Companies that are the target of a merger or acquisition that will change the market character of the KBW Bank Index will be removed or replaced as close as practicable to the effective date of the transaction.  Companies that have filed for bankruptcy will be removed or replaced as soon as practicable after such filing has occurred.  Corporate restructuring will be analyzed on a case-by-case basis to determine the appropriate action to be taken.

KBW reserves the authority to add one or more eligible stocks on a quarterly basis, or alternatively, to remove any component stock on a quarterly basis if they believe such stock no longer provides adequate representation of the applicable sector or no longer maintains the character of the KBW Bank Index.  In the case of a stock removal, KBW may choose to replace such stock with an eligible stock at any time, but are not required to do so.  At no time may the index membership drop below 16 members.

Index Construction and Calculations.  The KBW Bank Index is a float-adjusted modified capitalization-weighted index.  The float-adjusted modified capitalization-weighted methodology is expected to retain in general the economic attributes of capitalization weighting, promote portfolio weight diversification, reduce index performance distortion by preserving the capitalization ranking of companies and reduce market impact on the smallest component securities from necessary weight rebalancings.  Under this methodology, the share weights of each component security at each quarterly rebalancing is not based solely on the market capitalization of the component security, but is also adjusted to reduce over-concentration in a particular security, with a maximum weight of 10% at each quarterly rebalancing.

The KBW Bank Index uses a divisor methodology.  The value of the Index equals the aggregate value of the share weights of each of the component securities multiplied by each such security’s respective last sale price on the relevant stock market, divided by the divisor, and multiplied by the base value.

Ordinarily, whenever there is a change in share weights or a change in a component security included in the KBW Bank Index, the divisor is adjusted to assure that there is no discontinuity in the value of the KBW Bank Index that might otherwise be caused by such change.  Accordingly, each component security’s influence on the value of the KBW Bank Index is directly proportional to its weight in the KBW Bank Index.  The share weights are subject to rebalancing, as described below.

Index Rebalancing.  At inception of the KBW Bank Index, the four largest stocks were assigned maximum initial weights equal to the lesser of their actual capitalization weight or 10%.  All other stocks with a capitalization weight of more than 4.5% were assigned initial weights of 4.5% in the KBW Bank Index.  All stocks with capitalization weights under 4.5% shared equally in the weight available for redistribution, but none of these stocks was assigned an initial weight of more than 4.5%.

Based on capitalizations as of the close of business on the NYSE on the Monday before the third Saturday of the last month in each calendar quarter, the KBW Bank Index rebalancing will be calculated according to the following rules:

(1)	If any of the top four companies’ index weightings have increased above 10%, their weightings will be reduced to a maximum of 8% in the quarterly rebalancing.

(2)	If any of the remaining companies’ weightings have increased above 5%, their weightings will be reduced to a maximum of 4.5% in the rebalancing.

(3)	If any of the top four companies’ weightings have dropped below 6%, their weightings will be increased to the lesser of their actual capitalization weight or 8% in the rebalancing.

(4)
Any excess weighting available will be redistributed equally to the remaining stocks per the rebalancing methodology and any weighting needed to increase weighting in the larger stocks will be taken from the smaller stocks in the same manner as in the initial allocation at the time of the rebalancing.

(5)	The rebalancing will be implemented at the close of the Friday before the third Saturday of the last month in each calendar quarter.

An Index Committee makes decisions with respect to any changes in the KBW Bank Index.  The Index Committee is required to meet quarterly to review the composition of the KBW Bank Index.

Historical Information

The following graph sets forth the historical performance of the SPDR® KBW Bank ETF based on the daily Index Fund closing levels from November 15, 2005 through August 6, 2010.  The Index closing level on August 6, 2010 was 24.10.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the Index Fund closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $5.00 per $1,000 Face Amount of notes.